Exhibit 99.1

press release



Sierra Health Services, Inc.®
2724 North Tenaya Way
Las Vegas, Nevada 89128
(702) 242-7000

FOR IMMEDIATE RELEASE

CONTACTS: Peter O'Neill   Paul Palmer
VP, Public & Investor Relations   SVP, Chief Financial Officer
(702) 242-7156   (702) 242-7112

SIERRA TO INCUR LOSS ON ENHANCED MEDICARE PART D PRESCRIPTION DRUG PRODUCT OFFERING
Basic Medicare Part D Offering Performing as Expected

LAS VEGAS, February 27, 2007 -- Sierra Health Services, Inc. (NYSE:SIE) today announced that it expects to incur a loss in its 2007 fiscal year from the enhanced version of its Medicare Part D Prescription Drug Program (PDP) product offering. Based on its claims experience for the month of January, Sierra expects pharmacy costs on this product to be higher than previously projected. For the month of January, the only month for which full claims data is currently available, the Company has incurred pre-tax losses of approximately $3 million, or $2 million after tax, from the enhanced product. After completing discussions with the Centers for Medicare and Medicaid Services (CMS) and analyzing data, including additional claims history, Sierra expects to develop a best estimate of the losses associated with the enhanced product and record a premium deficiency reserve in the first quarter, for the entire 2007 period. This best estimate is expected to be developed within the next 45 to 60 days.

The Company's earnings per share guidance for 2007 did not include a contribution from the enhanced PDP product. Sierra remains comfortable with its original guidance of $2.30 to $2.40 per diluted share, excluding the expected impact of losses for this enhanced product.

In January, Sierra began offering an enhanced version of its PDP, which provides prescription drug benefits through the coverage gap or "donut hole." As of January 31, 2007, approximately 42,000 beneficiaries have enrolled in this product. The Company continues to offer a basic Medicare PDP product, similar to its 2006 offering, which does not provide prescription drug benefits through the coverage gap. As of January 31, 2007, approximately 163,000 beneficiaries are enrolled in the basic product. The basic product is expected to generate pre-tax income of approximately $11 million to $14 million for the year 2007.

Sierra's bid proposal for its enhanced PDP product was based upon independent actuarial assumptions of membership characteristics and expected drug utilization. Claims experience for the month of January indicates an unanticipated level of adverse risk selection beyond that which was anticipated in the bid proposal.

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Sierra is currently pursuing various strategies to mitigate these expected losses and will work closely with CMS in their implementation.

Sierra offers its stand-alone PDP in 30 states and the District of Columbia through its subsidiary, Sierra Health and Life Insurance Company, Inc.

Sierra will host a conference call to discuss this news release with investors, analysts and the general public today at 5pm (Eastern Time). Interested parties may access the call by dialing 888-988-9162 (using the passcode: SIERRA). Listeners may also access the conference call free over the internet by visiting the investors page of Sierra's website at www.sierrahealth.com**.**

Sierra Health Services, Inc., based in Las Vegas, is a diversified healthcare services company that operates health maintenance organizations, indemnity insurers, preferred provider organizations, prescription drug plans and multi-specialty medical groups. Sierra's subsidiaries serve over 850,000 people through health benefit plans for employers, government programs and individuals. For more information, visit the Company's website at www.sierrahealth.com.

Statements in this news release that are not historical facts are forward-looking and based on management's projections, assumptions and estimates; actual results may vary materially. Forward-looking statements are subject to certain risks and uncertainties, which include but are not limited to: 1) potential adverse changes in government regulations, contracts and programs, including the Medicare Advantage program, the Medicare Prescription Drug Plan and any potential reconciliation issues, Medicaid and legislative proposals to eliminate or reduce ERISA pre-emption of state laws that would increase potential managed care litigation exposure; 2) competitive forces that may affect pricing, enrollment, renewals and benefit levels; 3) unpredictable medical costs, malpractice exposure, reinsurance costs, changes in provider contracts and inflation; 4) impact of economic conditions; 5) changes in healthcare reserves; 6) the effects of the termination of the HCA contract; 7) variations from actuarial assumptions that can lead to higher than expected medical costs; 8) costs and losses from our enhanced Medicare Part D Prescription Drug Program product offering that we cannot yet project; and 9) the amount of actual proceeds to be realized from the note receivable related to the sale of the workers' compensation insurance operation. Further factors concerning financial risks and results may be found in documents filed with the Securities and Exchange Commission and which are incorporated herein by reference.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Sierra will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Sierra or its business or operations. Sierra assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

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